Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
(in millions, except ratios)	2008	2009	2010	2011	2012
Earnings:
Pre-tax income from continuing operations	$5,854	$8,381	$10,796	$12,326	$13,386
Add:
Fixed charges	108	109	103	185	233

Pre-tax income from continuing operations plus fixed charges	$5,962	$8,490	$10,899	$12,511	$13,619

Fixed charges:
Interest expense and amortization of capitalized expenses related to indebtedness	$3	$1	$5	$58	$84
Estimated interest component included in rent expense	105	108	98	127	149

Total fixed charges	$108	$109	$103	$185	$233

Ratio of earnings to fixed charges	55	78	106	68	58